                                                                        EX 12.01

         The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.

                                                                    (DOLLARS IN THOUSANDS)
                                  ----------------------------------------------------------------------------------------------
                                    NINE MONTHS ENDED
                                          JUNE 30                                   YEAR ENDED SEPTEMBER 30
                                  ----------------------       -----------------------------------------------------------------
                                    2002          2001           2001           2000          1999         1998           1997
Net income                        $  3,081      $ (1,998)      $ (2,491)      $  4,082      $  2,815      $  2,524      $  1,851
Add:
 Interest                            7,890         6,809          9,287          6,886         5,856         4,778         4,326
 Taxes(benefit) on
   income                            1,356        (1,598)        (2,605)         1,462           530           544           127
                                  --------      --------       --------       --------      --------      --------      --------
Adjusted earnings                 $ 12,327      $  3,213       $  4,191       $ 12,430      $  9,201      $  7,846      $  6,304
                                  ========      ========       ========       ========      ========      ========      ========

Preferred stock
   dividend
   requirements                   $  2,034      $  1,876       $  2,550       $  2,025      $    838      $    499      $    447
Ratio factor of income
   after provision for
   income taxes to
   income before
   provision for
   income taxes                         69%          100%           100%            73%           84%           82%           94%
Preferred stock
   dividend factor on
   pretax basis                      2,929         1,876          2,550          2,751           996           606           477
Fixed charges
  Interest                           7,890         6,809          9,287          6,886         5,856         4,778         4,326
  Capitalized interest                  31            --             --             --            --            --            --
                                  --------      --------       --------       --------      --------      --------      --------
Fixed charges and
   preferred stock
   dividends                      $ 10,850      $  8,685       $ 11,837       $  9,637      $  6,852      $  5,384      $  4,803
                                  ========      ========       ========       ========      ========      ========      ========
Ratio of adjusted
   earnings to fixed
   charges and
   preferred stock
   dividends                          1.14             *              *           1.29          1.34          1.46          1.31

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* Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $5.5 million for the nine months ended June 30, 2001 and $7.6 million for the year ended September 30, 2001.